Exhibit 11.1

CONSENT
OF
INDEPENDENT PUBLIC ACCOUNTING FIRM

We hereby consent to the inclusion in this Offering Statement on Form 1-A of our report dated June 12, 2025, with respect to the balance sheets of Volta Streaming Inc. as of December 31, 2024 and 2023, and the related statements of operations, changes in stockholders’ equity (deficit) and cash flows for the period from August 23, 2024 (Inception) through December 31, 2024, and the related notes, which report appears in the Offering Circular that is a part of this Offering Statement. Our opinion does not cover any subsequent events from the date of our report (i.e. June 12, 2025, till the date of this letter that might have an impact on the financial statements.

/s/ L J Soldinger Associates, LLC

L J Soldinger Associates, LLC

Deer Park, Illinois

December 22, 2025